

FUNCTIONAL NUTRITION
D·O·G
DO ONLY GOOD
$99.0 Billion Will Be Spent on Our Pets in the U.S. in 2020
40
35
30
25
20
15
10
5
0
$38.2 B
$19.8 B
$30.2 B
$10.7 B
Pet Foods & Treats
Supplies, Live Animals & OTC Medication
Vet Care & Product Sales
Other (boarding, insurance, pet sitting, etc.)
Source: 2020 APPA, Pet Owners Report